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SEC FILE NUMBER
001-39136
CUSIP NUMBER
39678G103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GreenVision Acquisition Corp.
Full Name of Registrant

One Penn Plaza, 36th Floor
Address of Principal Executive Offices (street and number)

New York, NY 10019
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. GreenVision Acquisition Corp. (the “Company”) has re-evaluated the accounting treatment of its public and private placement warrants (collectively, “the warrants”) as equity, and has determined, based on the SEC Statement, that its private placement warrants should be classified as liabilities measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period. The Company is working diligently with an independent valuation expert to finalize the valuation of the private placement warrants, after which the Company intends to file an amendment to its Annual Report on Form 10-K for its fiscal year ended December 31, 2020 to restate its historical financial statements. Until the Company files such amended Form 10-K, it is unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021. As of the date hereof, the Company anticipates filing such Form 10-Q on or before the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Zhigeng (David) Fu	(212)	786-7429
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

GreenVision Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Zhigeng (David) Fu
Zhigeng (David) Fu
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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